

a2a
energie in comune

FILE NO. 82-4911



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 29, 2010

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

Encl.



A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu



a2a
energie in comune

PRESS RELEASE

A2A Produzione S.r.l. into A2A S.p.A. merger agreement has been registered

Milan, 29 June 2010 – It is hereby made known that the agreement covering the merger by incorporation of the subsidiary A2A Produzione S.r.l. into A2A S.p.A. has been registered today on the business register. The merger will be effective from 1 July 2010.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu


JUL 2 2010